EXHIBIT 99.1

Silver Elephant Drills Paca Silver Project in Bolivia, Assays Expected in Early February

Vancouver, British Columbia, January 19, 2022 – Silver Elephant Mining Corp. (“Silver Elephant” or the “Company”) (TSX:ELEF, OTCQX:SILED, Frankfurt:1P2N) announces it has commenced an exploration drilling program at the Paca deposit, which is part of the Company’s 100% controlled Pulacayo project in Bolivia.

This drilling program is a follow-up from a successful 2020 drill program (refer to news release dated November 30, 2020) where drill hole PND118 intercepted 112 meters 50 g/t silver equivalent including 10 meters of 93g/t silver equivalent (“AgEq”)*.

PND118 was drilled in September 2020 from northeast to southwest at the eastern edge of the Paca resource based on 2020 mapping and where observations of oblique structures to the main east-west trending mineralized resource body, defined by 21,098 meters of Paca drilling, were almost all drilled in a north-south direction.

Drilling on PND119 (from east to west) and PND120 (from northeast to southwest), was completed in December 2021, with assay results pending in early February. The drilling program tested the encouraging Paca east corridor further away from Paca resource, where target locations were pinpointed by induced polarization (“IP”).  Geophysics survey results collected in 2021 identified a large anomaly which continues across 5 lines (500 meters), immediately southeast of hole PND118. The IP anomaly starts from near surface and extends down to at least 500 meters depth, which is the IP detection limit.

The Company interprets these broad oblique structures as key conduits for the mineralizing fluids during the formation of Paca deposit. The size of IP anomaly, which wraps around Paca dome, is comparable in its extent to current Paca resource (situated north of Paca dome) at 500 x 270 meters in dimension. The Paca resource** contains an indicated 37 million oz of silver, and an inferred 6 million oz of silver, much of it regarded as a manteau-style deposit.

Most of the near-surface mineralization at Paca is classified as oxide-silver resource containing an indicated 5.9 million oz of silver at 231g/t (800,000 tonnes), and an inferred 1.2 million oz of silver at 159g/t (235,000 tonnes). This mineralization represents an opportunity to recover the silver metal via a simple leach process. Environmental permitting commenced in mid-2021 and the Company plans to provide Paca permitting and technical updates in the near future.

The Paca deposit, 7 kilometers north of Pulacayo mine (the Tajo vein), is part of Pulacayo project with total resources of indicated 106.7 million oz of silver and inferred 13.1 million oz of silver**. These resources are well supported by 94,394 meters of drilling (5,009 meters by Apex Silver from 1994 to 1998, 85,024 meters by Apogee Silver from 2002 to 2014, and 4,361 meters by Silver Elephant from 2019 to 2020).  These drilling programs have almost exclusively concentrated on the Pulacayo and Paca deposits, leaving significant exploration upside in the 35.6 km2 land package, 100% of which is controlled by Silver Elephant.

Robert Van Drunen, Silver Elephant’s Chief Operating Officer noted: “I was very impressed from my recent visit to Pulacayo in December in terms of the project’s resource, infrastructure capability and community support.

It was easy to see why the Pulacayo mining district is legendary with its rich 200-year history, featuring the Tajo vein with an endowed strike length recorded at over 3 kilometers.

The Paca deposit stands out to me as a clean slate project, with high likelihood of resource expansion, in addition to early production potential as an oxide starter pit operation with minimal stripping. Silver Elephant will rigorously study and pursue this production scenario.”

John Lee, founder and CEO states: “With the completion of the plan of arrangement to spin out the Company’s non-silver assets, Silver Elephant is directing focus and budget to its silver projects in Bolivia. Going forward, Silver Elephant is all about silver and we expect to see consistent progress and news updates throughout 2022.”

Paca maps are posted at www.silverelef.com.

*Based on core-angle measurements, true widths range from 77% to 86% of the reported core length. AgEq calculation is based on a 2020 NI 43-101-compliant resource report completed for the Paca deposit by Mercator Geological Services (see Company’s press release dated October 13th, 2020). Silver equivalent is calculated as follows: AgEq. = Silver Equivalent (Recovered) = (Ag g/t*89.2%)+((Pb%*(US$0.95/lb. Pb/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*91.9%))+((Zn%*(US$1.16/lb. Zn/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*82.9%)) and assumed metallurgical recoveries. Metal prices of US$17/oz Ag, US$0.95/lb Pb, and US$1.16/lb Zn apply.

**Pulacayo project resource by Mercator Geological Partners, effective October 13, 2020 with details provided in the Company’s news release dated October 13, 2020.

Quality Assurance and Quality Control (“QA/QC”)

Silver Elephant adopts industry-recognized best practices in its implementation of QA/QC methods. Rock chip samples average between 5-7 kilograms. Samples are shipped to ALS Global Laboratories in Ururo, Bolivia for preparation and then shipped to ALS Global laboratories in Lima, Peru for analysis. Samples are analyzed using Intermediate Level Four Acid Digestion. Silver overlimits (“ore grade”) are analyzed using fire assay with a gravimetric finish. The ALS Laboratories sample management system meets all the requirements of International Standards ISO/IEC 17025:2017 and ISO 9001:2015. All ALS geochemical hub laboratories are accredited to ISO/IEC 17025:2017 for specific analytical procedures. A geochemical standard control sample is inserted into the sample stream. The laboratory also includes duplicates of samples, standards and blanks for additional QA/QC. Check assays are reviewed prior to the release of data. Assays are also reviewed for their geological context and checked against field descriptions.

Qualified Person

The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP Exploration. Mr. Oosterman is not independent of the Company in that he is employed by it. Mr. Oosterman is a qualified person as defined by the guidelines in NI 43-101.

About Silver Elephant

Silver Elephant Mining Corp. is a premier silver mining and exploration, and owns 39% of Battery Metals Royalties Corp.

Further information on Silver Elephant and Battery Metals Royalties can be found at www.silverelef.com and royalbatt.com

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

“John Lee”

Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:
+1.604.569.3661 ext. 101
info@silverelef.com www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Silver Elephant’s future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Silver Elephant’s forward-looking statements. Silver Elephant believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although Silver Elephant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Silver Elephant undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.